Exhibit 99.1

Huadi International Group Co., Ltd. Has Been Named as Chief Executive Entity of Wenzhou the Belt and Road Enterprise Development Association

BEIJING, Dec. 13, 2022 (GLOBE NEWSWIRE) -- Huadi International Group Co., Ltd. (“HUDI” or the “Company”) (NASDAQ: HUDI), a leading developer and manufacturer of industrial stainless steel seamless pipes and tubes products in China, today announced the Company has been named as the Chief Executive Entity of Wenzhou the Belt and Road Enterprise Development Association (the “Association”). HUDI’s director Jueqin Wang was also appointed as an executive president of the Association for a five-year term.

The Association, which is in compliance with the relevant laws, regulations and provisions as a not-for-profit organization, was voluntarily formed by Wenzhou-based overseas Chinese, Hong Kong, Macao and Taiwan compatriots, foreign-invested enterprises, overseas Chinese investment enterprises, import and export traders, and other investment vehicles or enterprises owned by individuals and companies of international origins. The Association aims to help local enterprises to grasp the opportunities arise from the national “Belt and Road” initiative and effectively promote them toto connect with the “Belt and Road” scheme for future cooperations. The Association will provide policy consultation support, consulting services, information services, investment and financing services, as well as members training, cooperation promotion, international communication and other services for its members. Mr. Di Wang, Chairman of Huadi International Group Co., Ltd., commented: “Belt and Road Enterprise Development Association is a professional service platform with flagship significance in the province. We are honored to be chosen to serve as the Chief Executive Entity for the Association, and will make persistent efforts to actively promote multilateral cooperation on trade and investment in Wenzhou among our member enterprises and beyond. We believe that the Association will be a medium for extensive exposure to international capital markets, which shall help HUDI explore and develop new business opportunities for future sustainable growth.”

About Huadi International Group Co., Ltd.

Huadi International Group Co., Ltd. is a leading manufacturer of industrial stainless steel seamless pipes and tubes products with extensive distribution facilities and network for over twenty provinces in China and across international steel pipes industry. It offers a broad range of products exported to twenty countries and regions such as United States, Mexico, Thailand, Australia, Argentina, Taiwan, India, the Philippines, UAE and Canada. Its products are widely used in the oil & gas transmission, chemistry engineering, food processing, medical devices, aeronautics and astronautics, boiler, irrigation works construction, electricity, automobile, naval architecture, paper mill and mechanical industries. For more information about the Company, please visit: http://www.huadi.cc.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department

Email: IR@huadigroup.com

Investor Relations

Wealth Financial Services LLC

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